10025721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66884

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YieldQuest Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3280 Peachtree Rd. Suite 2600
(No. and Street)

Atlanta (City) GA (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Schwartz 404-446-3370
(Area Code – Telephone Number)

SEC Mail Processing Section

FEB 25 2010

Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wade J. Bowden & Company, CPAs P.C.
(Name – *if individual, state last, first, middle name*)

863 Flat Shoals Rd. SE, Ste C-369 (Address) Conyers (City) GA (State) 30094 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Summers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YieldQuest Securities, LLC, as of February 24, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VALERIA M. JOHNSON
NOTARY PUBLIC
Fulton County
State of Georgia
My Comm. Expires Nov. 14, 2010

Signature

Managing Director
Title

Valeria M Johnson
Notary Public

VALERIA M. JOHNSON
NOTARY PUBLIC
Fulton County
State of Georgia
My Comm. Expires Nov. 14, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YIELDQUEST SECURITIES, LLC

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2009 AND INDEPENDENT
AUDITORS' REPORT

Wade J Bowden & Company, P.C.

YIELDQUEST SECURITIES, LLC

Table of Contents

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members and Directors
YIELDQUEST SECURITIES, LLC

We have audited the statement of financial condition of YieldQuest Securities, LLC as of December 31, 2009 and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YieldQuest Securities, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wade J. Bowden & Company

Atlanta, Georgia
February 17, 2010

863 FLAT SHOALS ROAD SE, SUITE C-369

CONYERS, GEORGIA 30094

PH 770-500-9798

FAX 678-868-1411

WBOWDEN@VOLCPA.COM

YIELDQUEST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

CURRENT ASSETS:		
Cash	$	318
FCC inventory		575,066
Deposits with clearing organizations		55,860
Commissions receivable		362,263
Distribution fees receivable		2,312
Due from member - current		48,852
Total current assets		1,044,671
FURNITURE AND EQUIPMENT		543,709
Less accumulated depreciation		(376,608)
Furniture and equipment - net		167,101
OTHER ASSETS:		
Organizational costs, net of accumulated amortization of $2,223		-
Deposits		25,013
Due from members - long term		25,448
Total other assets		50,461
TOTAL	$	1,262,233

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Checks outstanding in excess of bank balance	$	30,947
FCC margin debit		319,677
Accounts payable and accrued expenses		113,219
Accrued bonuses payable		13,225
Total current liabilities		477,068
LONG-TERM LIABILITY - deferred rent payable		82,048
TOTAL LIABILITIES		559,116
MEMBERS' EQUITY		703,117
TOTAL	$	1,262,233

See Independent Auditors' Report and
Notes to Financial Statements.

YIELDQUEST SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

COMMISSIONS	$ 6,890,611
OPERATING EXPENSES:	
Legal and professional fees	1,854,446
Salaries and benefits	1,816,152
Clearing	492,167
Rent	375,123
Research	255,292
Compliance	69,026
Advertising	63,010
Insurance	61,361
Depreciation	57,393
Fund distribution	40,584
Telephone	31,515
Travel	21,333
Office	19,956
Meals and entertainment	13,085
Taxes and licenses	11,907
Postage and delivery	4,685
Bank charges	3,458
Continuing education	2,652
Cleaning and maintenance	1,717
Printing and reproduction	1,315
Amortization	703
Total expenses	5,196,880
Income before other income <expense>	1,693,731
OTHER INCOME <EXPENSE>:	
Rental income from sublease	40,838
Rebate from clearing broker	3,594
Interest	36,152
Trading gains	32,018
Loss on abandonment of leasehold improvements	(67,327)
Forgiveness of member's debt for interest	(18,575)
Charitable contributions	(250)
Net other income	26,450
NET INCOME	$ 1,720,181

See Independent Auditors' Report and
Notes to Financial Statements.

YIELDQUEST SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

MEMBERS' EQUITY, JANUARY 1	$	1,068,132
Net income		1,720,181
2009 member redemption of interest		(46,263)
2009 members distributions		(2,038,933)
MEMBERS' EQUITY, DECEMBER 31	$	703,117

See Independent Auditors' Report and
Notes to Financial Statements.

YIELDQUEST SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES:		
Net income	$	1,720,181
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		58,096
Loss on abandonment of leasehold improvements		67,327
Increase in FCC inventory		(575,066)
Decrease in deposits with clearing organizations		92,922
Decrease in commissions receivable		89,547
Decrease in distribution fees receivable		1,239
Decrease in due from member - current		26,149
Decrease in rent receivable		622
Increase in checks outstanding in excess of bank bal.		30,947
Increase in FCC margin debit		319,677
Decrease in accounts payable and accrued expenses		(57,292)
Decrease in bonuses payable		(10,091)
Decrease in due from RIA under common control		18,937
Increase in deferred rent		(6,544)
Decrease in due to RIA under common control		(16,982)
Net cash provided by operating activities		1,759,669
INVESTING ACTIVITIES:		
Purchase of property and equipment		(1,954)
Repayments of due from employees and members		62,258
Net cash provided by investing activities		60,304
FINANCING ACTIVITIES:		
Repayment of loan from RIA under common control		118,290
Member redemptions		(46,263)
Member distributions		(2,038,933)
Net cash used by financing activities		(1,966,906)
NET DECREASE IN CASH		(146,933)
CASH AT BEGINNING OF YEAR		147,251
CASH AT END OF YEAR	$	318

See Independent Auditors' Report and
Notes to Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
YieldQuest Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and FINRA. The Company is a Georgia limited liability company (LLC).

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services.

Income Taxes
The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation and Amortization
Depreciation is computed on the same basis that the Company uses for its partnership income tax returns, on a tax basis. This basis encompasses using the modified accelerated cost recovery system (MACRS) using useful lives of five to thirty one years. The difference between the tax basis used and depreciation in accordance with generally accepted accounting principles was deemed immaterial. Amortization is provided on a straight-line basis using an estimated useful life of five years.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis will not be materially different from the trade-date basis.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. **DEPOSITS WITH CLEARING ORGANIZATIONS**

The amounts deposited with clearing organizations for the year ended December 31, 2009 is $55,860. The Company clears all of its customer transactions through a broker-dealer independent of the Company on a fully disclosed basis.

3. **COMMISSIONS RECEIVABLE**

Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction a commission is earned by the Company for its selling and administrative efforts. Commissions receivable for the year ended December 31, 2009 is $362,263.

4. **RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION (FCC)**

Amounts receivble from clearing organization (FCC) as of December 31, 2009 is $575,066 and is reflected on the Statement of Financial Condition. The amount payable to FCC is reflected as a current liability on the Statement of Financial Condition for the year ended December 31, 2009. The Company clears its customer transactions through FCC on a fully disclosed basis. The amounts receivable and payable relates to the aforementioned transactions and is collateralized by the bonds owned by the Company.

5. **COMMITMENTS**

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2009 are as listed below:

Year Ending December 31:		
2010	$	412,879
2011		421,890
2012		431,151
2013		440,737
2014		450,573
Thereafter		229,505
	$	2,386,735

A portion of the aggregate annual rentals shown above includes 100% of the rental obligation for facilities shared by the Company and YieldQuest Advisor's, LLC (the RIA). The Company and the RIA each pay a portion of the rental expense for such facility based on a management expense sharing agreement, see also note 9. The Company's aggregate rent expense for the year ended December 31, 2009 is $375,123.

5. COMMITMENTS - continued

In October, 2007, the Company moved to new facilities signing a 90 month lease. As incentive for the Company to move, the landlord provided free rent for the the first six months of occupancy. Starting in October, 2007, rent expense was recorded based on the total rental commitment of 90 months. Due to the free rent term, however, there was a difference in the expense recorded and the actual rent remitted. The difference between the expense and the rent remitted is recorded as deferred rent on the statement of financial condition. As of December 31, 2009, deferred rent is $82,048.

The Company subleases its former office space. The sublease ended September 30, 2009. The Company received $40,838 in rental income for the year ended December 31, 2009.

6. OTHER INCOME <EXPENSE>

In 2008, the Company entered into a 5 year, exclusive agreement with their clearing broker-dealer. A penalty would be charged if the Company chose to terminate their relationship with the clearing broker within the first five years as follows. If terminated:

On or before March 31, 2010	$	400,000
On or before March 31, 2011	$	300,000
On or before March 31, 2012	$	200,000
On or before March 31, 2013	$	100,000

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $405,253, which was $305,253 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 59.08%.

8. EXEMPTIVE PROVISION

The Company meets all of the requirements for exemption from SEC Rule 15c3-3 with regard to the computation for determination of reserve requirements. The Company does not hold funds or securities for, or owe money or securities to, customers.

9. RELATED PARTY TRANSACTIONS

A member was granted a short-term loan from the Company. The amount owed as of December 31, 2009 is $48,852 and is reflected on the statement of financial condition as due from member - current.

In March, 2009, a member of the Company was offered forgiveness of the member's debt for his service. The offer was accepted and the debt was forgiven on the 0.976% interest. The debt forgiven was $18,575, which is reported as other expense on the statement of operations.

Two members left the Company during 2009. In accordance with the Company's operating agreement, the Company paid $46,263 for their interests, which were subsequently retired. The redemptions are reflected on the statement of changes in members' equity as member redemption of interest.

Members received total salaries of $1,192,104 for the year ended December 31, 2009 which is reported as salaries and benefits on the statement of operations.

The Company and YieldQuest Advisors, LLC (the RIA), a company under common control, share office space and have entered into a management expense sharing agreement (Agreement). Certain shared expenses are allocated between the the Company and the RIA based on square footage utilized by each company respectively.

The cash flow of the RIA under common control was not sufficient to pay back the debt to the Company. The Company forgave the debt from the RIA. A portion of the debt was forgiven in August, 2009, and the balance was forgiven in December, 2009. Since the ownership of the Company and RIA are identical, the forgiveness is a Members' distribution for the Company, and a corresponding Members' contribution to the RIA. The aforementioned distribution is reported on the Statement of Changes in Members' equity as members' distributions.

In addition to the RIA, there is another entity under common control that provides marketing and research services - BKC Systems, Inc (BKC). For the year ended December 31, 2009 BKC received $1,749,200 for its efforts, which is included in the statement of operations as legal and professional fees.

YIELDQUEST SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

	SCHEDULE 1
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 703,117
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Distribution fees receivable	(2,312)
Furniture and equipment - net	(167,101)
Due from members	(74,299)
Deposits	(25,013)
15c3-1(f) securities	(29,139)
NET CAPITAL	405,253
AGGREGATE INDEBTEDNESS:	
Checks outstanding in excess of bank balance	30,947
Accounts payable and accrued expenses	113,219
Deferred rent payable	82,048
Accrued bonuses payable	13,225
Total aggregate indebtedness	239,439
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum net capital required	100,000
Excess net capital	305,253
Excess net capital at 1,000 percent	285,253
Percentage of aggregate indebtedness to net capital	59.08%

There is no difference in the above computation and the Company's net capital, as reported in the Company's Part II (unaudited) FOCUS report as of December 31, 2009.

See Independent Auditors' Report

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5(e)(4)
AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members and Directors
YIELDQUEST SECURITIES, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Form SIPC-7T - pages 13 and 14 - to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by YieldQuest Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating YieldQuest Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). YieldQuest Securities, LLC's management is responsible for the YieldQuest Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the general ledger noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences.

3. There were no adjustments reported in Form SIPC-7T, thus, no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers.

5. There was no application of overpayment, thus, no difference between the current assessment and the original computation.

See Independent Auditors' Report and
Notes to Financial Statements.

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specific parties.

Wade J. Borden & Company

Atlanta, Georgia
February 17, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066864 FINRA DEC
YIELDQUEST SECURITIES LLC 12*12
3280 PEACHTREE RD STE 2600
ATLANTA GA 30305

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 11,942

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (3063)

July 30, 2009
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 8879

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

YieldQuest Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Director FINOP
(Title)

Dated the 16 day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: __________ Postmarked __________ Received __________ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,371,271.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	1506
Total additions	1506
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	21,594
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	367,460
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	150,485
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	48,996
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7113	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $ —	
Enter the greater of line (i) or (ii)	7113
Total deductions	595,648
2d. SIPC Net Operating Revenues	$ 4,777,129
2e. General Assessment @ .0025	$ 11,942

(to page 1 but not less than $150 minimum)

WADE J BOWDEN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL
REQUIRED BY
SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM
(SEC) RULE 15C3-3

To the Members and Directors
YieldQuest Securities, LLC

In planning and performing our audit of the financial statements and supplementary schedule of YieldQuest Securities, LLC (the "Company"), as of and for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

863 FLAT SHOALS ROAD SE, SUITE C-369
CONYERS, GEORGIA 30094
PH 770-500-9798
FAX 678-868-1411
WBOWDEN@VOLCPA.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specified parties.

Atlanta, Georgia
February 17, 2010